Exxon Mobil Corporation

Patrick T. Mulva

5959 Las Colinas Boulevard

Vice President and Controller

Irving, TX 75039-2298

972 444 1202 Telephone

972 444 1221 Facsimile

ExxonMobil

May 10, 2007

Ms. Jill S. Davis

Branch Chief

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W., Stop 7010

Washington, D.C. 20549

Re:

Exxon Mobil Corporation

Form 10-K for the Fiscal Year ended December 31, 2006

Filed February 28, 2007

File No. 1-2256

Dear Ms. Davis:

On behalf of Exxon Mobil Corporation, please find enclosed our response to your comments regarding the above filing set forth in your letter of April 10, 2007.

If you need clarification of our responses, please direct any questions to Mr. David Levy at 972-444-1290.

Very truly yours,

By:

/s/ Patrick T. Mulva

----------------------------------------

Name:

Patrick T. Mulva

Title:

Vice President and Controller

Attachment

c:

Jenifer Goeken

Mark Wojciechowski

ExxonMobil’s Response to the

Comments Included in the SEC Letter of April 10, 2007

Form 10-K for the Fiscal Year Ended December 31, 2006

Controls and Procedures, page 25

Management’s Evaluation of Disclosure Controls and Procedures, page 25

1.

You disclose that your “officers have concluded that the Corporation’s disclosure controls and procedures are effective in ensuring that material information required to be in this annual report is accumulated and communicated to them on a timely basis.”  Item 307 of Regulation S-K requires you disclose your officer’s conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act.  The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure.  Specifically, the term disclosure controls and procedures also includes controls that are “…designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.”  Your officer’s conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items.  Please revise your officer’s conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.

Our disclosure controls and procedures are effective in accomplishing all of the items defined in Rule 13a-15(e) of the Exchange Act.  Our officers considered these items in reaching their conclusion.  However, we did not feel it necessary to repeat the precise language of the Act in our disclosure, since we incorporated the items defined in Rule 13a-15(e) by reference to our officers’ certifications in Exhibit 31.  Paragraph 4 of those certifications defines disclosure controls and procedures by reference to paragraph 13a-15(e) and 15d-15(e) of the Exchange Act Rules.

To address your concerns, we will expand our disclosure in Item 9A of the 2007 Form 10-K as follows.  We also made this change in Item 4 of our recently filed Form 10-Q for the first quarter of 2007.

Item 9A.  Controls and Procedures.

Management’s Evaluation of Disclosure Controls and Procedures

As indicated in the certifications in Exhibit 31 of this report, the Corporation’s chief executive officer, principal financial officer and principal accounting officer have evaluated the Corporation’s disclosure controls and procedures as of December 31, 200X.  Based on that evaluation, these officers have concluded that the Corporation’s disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Corporation in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to them in a manner that allows for timely decisions regarding required disclosures and are effective in ensuring that such information is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

Notes to Consolidated Financial Statements, page 56

Note 15 Litigation and Other Contingencies, page 73

Litigation, page 73

2.

In the first paragraph you state “The Corporation does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated…”  This policy seems inconsistent with FIN 14 which clarifies that when it is probable a loss has occurred, and information available indicates the amount of loss is within a range of amounts; it follows that some amount of loss has occurred and should be accrued.  Please tell us how you believe your policy of recording loss contingencies is consistent with the guidance in FIN 14.

Our accounting policy and implementation practice for recording loss contingencies are consistent with the requirements of FAS 5 and FIN 14.  However, we did not feel it necessary to recap all aspects of the technical accounting literature in our disclosure.  To address your concerns, we will expand our disclosure in the first paragraph of Note 15, "Litigation and Other Contingencies" in the 2007 Form 10-K as follows.  We also made this change in our recently filed Form 10-Q for the first quarter of 2007.

The Corporation accrues an undiscounted liability for those contingencies where the incurrence of a loss is probable and the amount can be reasonably estimated.  If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued.  The Corporation does not record liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible or remote.

3.

Regarding your class action lawsuit related to the accidental release of crude oil from the tanker Exxon Valdez, you explain that it is reasonably possible that a liability for punitive damages has occurred.  Please tell us how you concluded that a liability for this litigation is not probable.  Specifically, we note that on three separate occasions you have appealed the lower court’s decision.  In the first two appeals, the appellate court vacated the amounts as being excessive; and most recently, on December 22, 2006, the appellate court returned a ruling that the award be reduced to $2.5 billion.  On each occasion, the appellate court has not ruled that an award not be issued to the plaintiffs; rather the amount of the award seems uncertain.  Therefore, it appears a loss is probable, and the exact amount of the loss may not be reasonably estimable, but is within a range of amounts.  Please tell us what amount, if any, you have accrued related to the outstanding claims for this incident.

After reviewing all the facts regarding the Exxon Valdez case and consulting with both inside and outside counsel, ExxonMobil management judged that it was reasonably possible a liability may exist, but that such a liability was not probable.  This conclusion was based on the fact that ExxonMobil continues to have strong arguments that the award should be entirely set aside.  Since this is a case arising under the maritime jurisdiction of the federal court system, the appellate courts may consider not only the Constitutional limits on the size of the punitive damages award but may also determine whether punitive damages are available at all as a remedy for oil spills in maritime cases.  The Supreme Court has already eliminated punitive damages as a remedy for death and personal injury in maritime cases, and substantial grounds exist for extending the logic of those cases to oil spills from vessels.  The company has petitioned the Ninth Circuit Court of Appeals for a rehearing en banc of its appeal.

As a result of this determination, ExxonMobil has not accrued any amount related to the outstanding claims for this incident.  However, as previously mentioned in our letter to you dated June 4, 2004, we continue to defer final income statement recognition of the insurance settlement received in 1997 because of uncertainty regarding the ultimate cost to the Corporation.  Since we received the $480 million settlement, we have paid approximately $273 million in compensatory claims and legal fees against this amount.